SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Publicly-held Company”)

CNPJ No. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 27, 2023

I.       Date, Time and Place: On March 27, 2023, at 12 a.m., in a hybrid form, in-person and of digital, considered as held at the head office of Gol Linhas Aéreas Inteligentes S.A. (“Company”), at Praça Comandante Linneu Gomes, s/no., Portaria 3, in the Meeting Room of the Board of Directors, Jardim Aeroporto, Zip Code 04626-020, in the City and State of São Paulo.

II.       Call Notice and Attendance: The call notice was waived due to the attendance of all members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Marcela de Paiva Bomfim Teixeira, Germán Pasquale Quiroga Vilardo, Philipp Michael Schiemer, Anmol Bhargava and Paulo Sergio Kakinoff.

III.       Presiding Board: Mr. Constantino de Oliveira Junior was the Chairman of the meeting, and invited me, Mrs. Renata Domingues da Fonseca Guinesi, to act as secretary of the meeting.

IV.       Agenda: To pass resolutions on the following matters:

(i)           the independency of the candidates for the Company's Board of Directors; and

(ii)          the call for the shareholders to meet at the Company’s Annual Shareholders’ Meeting to be held on April 28, 2023, as well as the respective Management Proposal, containing, among others: (a) the proposal for management compensation for the fiscal year of 2023; and (b) the proposal for allocation of the results of the fiscal year of 2022.

V.       Resolutions: Following the necessary explanation and after a detailed analysis of the documents regarding the matters listed herein, the members of the Company’s Board of Directors approved, by unanimous voting, without any restrictions or reservations:

(i)           to acknowledge that, after the due verification and the receival of the individual statements from the candidates to the Board of Directors mentioned below, pursuant to article 7, items I and II, of Exhibit K of CVM Resolution No. 80, dated of March 29, 2022, as amended ("CVM Resolution 80"), it was confirmed the suitability of Germán Pasquale Quiroga Vilardo, Philipp Michael Schiemer, Marcela de Paiva Bomfim Teixeira and Anmol Bhargava to the independence criteria provided for in article 6 of Exhibit K of CVM Resolution 80, so that, if elected, such members will be considered independent directors.

(ii)          the call for the Company’s Annual Shareholders’ Meeting to be held on April 28, 2023, whose call notices containing its agenda will be published and disclosed within the legal term, as well as the Management Proposal for the Annual Shareholders’ Meeting containing, among other, the proposal for the management global compensation for the fiscal year of 2023 in the gross amount of BRL R$ 30,641,419.30 (thirty million, six hundred and forty-one thousand, four hundred and nineteen reais and thirty cents ) and in the net amount of BRL R$ 27,230,610.98 (twenty-seven million, two hundred and thirty thousand, six hundred and ten reais and ninety-eight cents. The members of the Board of Directors stated that no distribution of dividends related to the fiscal year of 2022 shall be made to the shareholders, since the Company has recorded a loss for such fiscal year. The Management Proposal was duly signed by the Presiding Board, filed at the Company's headquarters, and will be disclosed to the shareholders within the legal term.

VI.       Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it and, since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up, which, when reopened, were then read, checked, and signed by those present.

VII.       Signatures: Presiding Board – Chairman: Sr. Constantino de Oliveira Junior; Secretary: Renata Domingues da Fonseca Guinesi; Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Marcela de Paiva Bomfim Teixeira, Germán Pasquale Quiroga Vilardo, Philipp Michael Schiemer, Anmol Bhargava and Paulo Sergio Kakinoff.

I hereby certify that this is a faithful copy of the minutes that were drawn up in the proper book.

São Paulo, March 27, 2023.

Constantino de Oliveira Junior Chairman	Renata Domingues da Fonseca Guinesi Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer